

August 16, 2017

Jeffrey L. Taylor
Senior Vice President and Chief Financial Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayett, Indiana 47905

      Re: Wabash National Corporation
              Form 10-K for Fiscal Year Ended December 31, 2016
              Filed February 27, 2017
              File No. 001-10883

Dear Mr. Taylor:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

1. We note your discussion and analysis of cost of sales is limited to the context of gross profit which does not address your cost of sales directly. Please expand your disclosure to provide a separate discussion and analysis of cost of sales. Also include separate quantification and discussion of changes in significant components of cost of sales that caused the item to materially vary from the prior period. Refer to Item 303(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Theresa Brilliant at 202-551-3307. Please contact me at 202-551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure